FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Final Terms dated 4 December 2019
Exhibit No. 2	Publication of Final Terms dated 6 December 2019
Exhibit No. 3	Amendments To Provisions Relating To Interest dated 16 December 2019
Exhibit No. 4	Publication of Suppl.Prospcts dated 20 December 2019
Exhibit No. 5	Publication of Final Terms dated 27 December 2019

Exhibit No. 1

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 2 December 2019 for NatWest Markets Plc ("NatWest Markets") for the EUR 50,000,000 1.25 per cent. Notes due 4 December 2034 (ISIN: XS 2089290386) (the "EUR Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

Final Terms dated 3 December 2019 for NatWest Markets for the CHF 75,000,000 0.30 per cent. Notes due 5 December 2024 (ISIN: XS2090754586) (the "CHF Notes", together with the EUR Notes, the "Notes") issued under the Programme

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectus dated 2 December 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the relevant Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7013V_1-2019-12-4.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7013V_2-2019-12-4.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the relevant Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the relevant Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 2

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 5 December 2019 for NatWest Markets Plc ("NatWest Markets") for the JPY 300,000,000 0.40 per cent. Notes due 9 December 2024 (ISIN: XS2090961371) (the "JPY Notes") issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

Final Terms dated 5 December 2019 for NatWest Markets for the ZAR 150,000,000 8.70 per cent. Notes due 9 December 2024 (ISIN: XS2091109111) (the "ZAR Notes", together with the JPY Notes, the "Notes") issued under the Programme

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectus dated 2 December 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the relevant Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0877W_1-2019-12-6.pdf

[http://www.rns-pdf.londonstockexchange.com/rns/0877W_2-2019-12-6.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the relevant Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the relevant Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Exhibit No. 3

COMPANY ANNOUNCEMENT

16 December 2019

NATWEST MARKETS PLC (formerly known as The Royal Bank of Scotland plc) (the Issuer)

RE: Series 30 EUR 200,000,000 Secured Notes due 2022 (the Securities); ISIN Code XS1952157664

Pursuant to a Supplemental Constituting Instrument dated 13 December 2019 (the Supplemental Constituting Instrument), the Drawdown Listing Particulars dated 5 June 2019 (the Drawdown Listing Particulars) shall be amended with effect from 13 December 2019. Paragraph 15 and paragraph 16 of the "PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE" contained in the Drawdown Listing Particulars have been amended as follows:

(a)           amending the Fixed Rate Note Provisions in paragraph 15 of Schedule 1 (Pricing Supplement) by:

 (i)         specifying that such provisions are "Not Applicable"; and

(ii)        deleting the remainder of such paragraph 15

(b)           amending the Floating Rate Note Provisions in paragraph 16 of Schedule 1 (Pricing Supplement) by:

                                                   (i)         specifying that such provisions are "Applicable"; and

                                                  (ii)         adding the following to such paragraph:

(i) Specified Period(s)/Specified Interest Payment Dates:
Quarterly, 5 June, 5 September, 5 December and 5 March in each year, adjusted in accordance with the Modified Following Business Day Convention (Unadjusted), provided that the final Interest Payment Date shall be the Maturity Date.

(ii) First Interest Payment Date:	5 September 2019
(iii) Business Day Convention:	Modified Following Business Day Convention (Unadjusted)
(iv) Additional Business Centre(s):	London and Paris and a Business Day must also be a day on which the TARGET2 System is open.
(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi) Party responsible for calculating the Interest Amount(s) (if not the Agent or, as the case may be, the Registrar):	Valuation Agent
(vii) Screen Rate Determination:	Applicable
- Reference Rate:	3-month EURIBOR
- Interest Determination Date(s):	Second day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period
- Relevant Screen Page:	Reuters page LIBOR01
(viii) ISDA Determination:	Not Applicable.
(ix) Margin(s):	+ 0.70 per cent. per annum
(x) Minimum Rate of Interest:	Zero
(xi) Maximum Rate of Interest:	Not Applicable
(xi) Day Count Fraction:	Actual/360.
(xii)    Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:
Not Applicable.

Any queries relating to the above should be directed to the Issuer:

NatWest Markets Plc
250 Bishopsgate
London EC2M 4AA
United Kingdom

Attention: Natalie Deighton and Sophie Atkinson

Telephone:            +44 (0) 20 76784115; +44 (0) 20 33619760
Email:                    NWMLegalStructuredDerivatives@natwestmarkets.com;            CIBSolutionsTrading@rbs.com;
                               structuredissuancemo@natwestmarkets.com

 This announcement has been issued through the Companies Announcement Service of Euronext Dublin.

Exhibit No. 4

NatWest Markets Plc

Publication of Supplementary Prospectuses

The following supplementary prospectuses have been approved by the Financial Conduct Authority and are available for viewing:

Supplementary Prospectuses to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme and NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme; and (ii) NatWest Markets Plc US$10,000,000,000 US Medium-Term Note Programme, dated 19 December 2019.

To view the full documents, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5679X_1-2019-12-19.pdf

http://www.rns-pdf.londonstockexchange.com/rns/5679X_2-2019-12-19.pdf

A copy of each of the above Supplementary Prospectuses has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Amanda Hausler
Head of NatWest Markets Investor Relations

Tel: +44 (0) 207 085 6448

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectuses (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the relevant Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Prospectus and the Supplementary Prospectuses is not addressed. Prior to relying on the information contained in the relevant Prospectus and the Supplementary Prospectuses you must ascertain from the relevant Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:

NatWest Markets Plc -  RR3QWICWWIPCS8A4S074

Exhibit No. 5

NatWest Markets Plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 27 December 2019 for NatWest Markets Plc ("NatWest Markets") for the CNY 35,000,000 3.48 per cent Notes due 31 December 2024 (ISIN: XS2098281384) issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2019 and the supplemental prospectuses dated 2 December 2019 and 19 December 2019 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129.

To view the relevant Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1407Y_1-2019-12-27.pdf

A copy of each of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the relevant Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the relevant Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

NatWest Markets Plc:    RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December 2019

NatWest Markets Plc (Registrant)

By: /s/

Name: Mark Stevens
Title: Assistant Secretary